UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82935T104

(CUSIP Number)

Lead Fame International Limited

Portcullis Trust Net Chambers, P.O. Box 34444,

Road Town Tortola, British Virgin Islands

T: +86 10 8525 5533

Mr. Zhonglin Dai

Suite 1107, Office Tower C1, Oriental Plaza,

No.1 East Chang An Avenue, Beijing 100738, China

T: +86 10 8525 5533

With copies to:

Li Chen

Akin Gump Strauss Hauer & Feld LLP

Suite 06, EF Floor, Twin Towers (East), B12

Jianguomenwai Avenue, Beijing 100022, China

T: +86 10 8567 2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82935T104

1	NAME OF REPORTING PERSONS Lead Fame International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,806,451 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,806,451 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,806,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 25,806,451 shares of Common Stock (as defined in Item 1 below) that were issued to Lead Fame (as defined in Item 2 below) upon conversion of the Note (as defined in Item 3 below) at the Conversion Price (as defined in Item 3 below) of $0.31 per share.
(2)	Based upon a total of 57,608,833 shares of Common Stock, which is comprised of the sum of (i) 31,802,382 shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q of the Issuer (as defined in Item 1 below) filed with the Securities and Exchange Commission on August 15, 2013, and (ii) 25,806,451 shares of Common Stock issued to Lead Fame (as defined in Item 2 below) upon full conversion of the Note.

SCHEDULE 13D

CUSIP No. 82935T104

1	NAME OF REPORTING PERSONS Zhonglin Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,806,451 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,806,451 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,806,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 25,806,451 shares of Common Stock (as defined in Item 1 below) that were issued to Lead Fame (as defined in Item 2 below) upon conversion of the Note (as defined in Item 3 below) at the Conversion Price (as defined in Item 3 below) of $0.31 per share.
(2)	Based upon a total of 57,608,833 shares of Common Stock, which is comprised of the sum of (i) 31,802,382 shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q of the Issuer (as defined in Item 1 below) filed with the Securities and Exchange Commission on August 15, 2013, and (ii) 25,806,451 shares of Common Stock issued to Lead Fame (as defined in Item 2 below) upon full conversion of the Note.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sino Gas International Holdings, Inc., a Utah corporation (the “Issuer”). The address of the Issuer’s principal executive office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Lead Fame International Limited (“Lead Fame”), a company organized and existing under the laws of the British Virgin Islands, and Mr. Zhonglin Dai, a natural person (“Mr. Dai” and, together with Lead Fame, the “Reporting Persons”).

(b)	The principal business address of Lead Fame is Portcullis Trust Net Chambers, P.O. Box 34444, Road Town Tortola, British Virgin Islands. The principal business address of Mr. Dai is Suite 1107, Office Tower C1, Oriental Plaza, No.1 East Chang An Avenue, Beijing 100738, People’s Republic of China.

(c)	Mr. Dai is the 100% owner, sole director and sole executive officer of Lead Fame. Lead Fame is a holding company for certain of Mr. Dai’s assets.

(d)	During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dai is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 15, 2013, Lead Fame completed its acquisition of an 8% Senior Secured Convertible Note in the aggregate principal amount of eight million United States dollars ($8,000,000) convertible into shares of the Issuer’s Common Stock, that was originally issued to Goldfield International Investments Ltd. (“Goldfield”) by the Issuer on December 21, 2012 (the “Note”). Lead Fame acquired the Note pursuant to the terms of an Assignment Agreement (the “Assignment Agreement”), attached hereto as Exhibit 1 and incorporated by reference herein, with Goldfield. The purchase price was funded from Lead Fame’s working capital.

On September 18, 2013, Lead Fame, following its acquisition of the Note, converted the full eight million United States dollar ($8,000,000) amount of the Note at the conversion price of $0.31 (the “Conversion Price”) resulting in the issuance of 25,806,451 shares of Common Stock to Lead Fame (such shares of Common Stock being the “Shares”).

Item 4.	Purpose of Transaction.

The information contained in Items 3 and 6 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.

The Shares, which are beneficially owned by the Reporting Persons and are the subject of this Schedule 13D, were acquired based on the Reporting Person’s belief that the Note and the Shares represent an investment opportunity in the Issuer and, as such, were made for investment purposes only with no intent to control the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s shares of Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. No Reporting Person has made a determination regarding a maximum or minimum number of securities which it may hold at any point in time. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the securities of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Also, the Reporting Persons may engage in communications with, including without limitation, one or more shareholders, one or more officers, one or more members of the board of directors, potential investors in or acquirors of the Issuer or any other persons regarding the Issuer, including but not limited to its operations, its strategic direction process, potential strategic transactions involving the Issuer, Issuer management and/or board composition.

Except to the extent the foregoing may be deemed a plan or proposal, no Reporting Person has any present plan or proposal which would relate to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Any change in the present board of directors of management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer’s business or corporate structure; (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those numerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, subject to applicable regulatory requirements.

Item 5.	Interest in Securities of the Company.

The information contained in Items 3 and 4 are hereby incorporated herein by reference as are the responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D.

(a)-(b)	As of the date of this Schedule 13D, the Reporting Persons are deemed to beneficially own the Shares. The Shares are comprised of 25,806,451 shares of Common Stock that were issued and outstanding following full conversion of the Note using the Conversion Price.

As of the date of this Schedule 13D, the Shares represent approximately 44.8 % of the issued and outstanding shares of Common Stock of the Issuer (based upon a total of 57,608,833 shares of Common Stock, comprised of the sum of (i) 31,802,382 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2013, and (ii) 25,806,451 shares of Common Stock issued to Lead Fame upon full conversion of the Note).

Mr. Dai is the 100% owner and sole director of Lead Fame. Thus, although the Shares are held by Lead Fame, Mr. Dai has the sole power to vote or direct the vote of and to dispose of or direct the disposition of the Shares, which were issued on conversion of the Note.

(c)	Except as set forth or incorporated by reference or otherwise set forth herein, the Reporting Persons have not effected any transactions related to the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.

Note

The Note (incorporated by reference to Exhibit 4 to this Schedule 13D), as discussed in the Items above, was obtained by Lead Fame from Goldfield pursuant to the terms of the Assignment Agreement. The Note laid out the maturity date of the Note and the details of when interest was payable, stating that interest would be paid quarterly. The Note also detailed that the interest depended on whether the payments under the Note were being made pre- or post-maturity date (8% and 18%, respectively).

As noted above, on September 18, 2013, the Note was fully converted into shares of Common Stock of the Issuer, and, as such, the Note is no longer outstanding.

Loan Agreement

On December 21, 2012, the Issuer and Goldfield entered into a Loan Agreement (the “Loan Agreement”) for $8,000,000 with a maturity date of December 20, 2013 (the “Maturity Date”). The Loan Agreement was transferred to Lead Fame under the terms of the Assignment Agreement. The Note was issued pursuant to the Loan Agreement.

Before the Maturity Date, interest under the Loan Agreement accrued at 8%, while after the Maturity Date, interest was to accrue at 18%. Interest payments pursuant to the Loan Agreement were to be made quarterly on the first day of January, April, July, and October.

The Loan Agreement provided for conversion of the Note into shares of Common Stock. Pursuant to the terms of the Loan Agreement, Lead Fame effected the conversion of the principal amount remaining due under the Note into shares of Common Stock at a conversion price of $0.31. Thus, upon conversion of the Note, Lead Fame acquired 25,806,451 shares of Common Stock.

Under the Loan Agreement, the Note ranked senior to all other debts of the Issuer or its subsidiaries and the Issuer required consent from Lead Fame if the Issuer desired to subordinate the Note. As of the full conversion of the Note, the Loan Agreement has terminated.

Pledge Agreement

On December 21, 2012, the Issuer and Goldfield entered into a Pledge Agreement (the “Pledge Agreement”, incorporated by reference to Exhibit 3 to this Schedule 13D). The Pledge Agreement was transferred to Lead Fame under the terms of the Assignment Agreement.

For so long as the Loan Agreement and the Note were outstanding, the term of the Pledge Agreement would continue. Under the terms of the Pledge Agreement and in order to act as security for the amounts due under the Note and the Loan Agreement, the Issuer assigned and pledged to Goldfield the Issuer’s interests in Gas Investment China Co., Ltd. (“Gas Investment”), of which the Issuer is the sole shareholder. The Issuer’s 100% ownership interest in Gas Investment consists of 10,000,000 shares of Gas Investment. Following the transfer of the Pledge Agreement, the shares of Gas Investment acted as security for the amounts due to Lead Fame under the Note and the Loan Agreement. However, the Note and the Loan Agreement have terminated due to the conversion of the full amount due under the Note and as such the pledge of the shares of Gas Investment has also terminated.

Under the terms of the Pledge Agreement, assuming no event of default, the Issuer retained the right to vote and give consents, ratifications and waivers with respect to the shares of Gas Investment.

Assignment Agreement

The Assignment Agreement (incorporated herein by reference to Exhibit 1 to this Schedule 13D) effected the transfer of the Note, the Loan Agreement, and the Pledge Agreement from Goldfield to Lead Fame in exchange for consideration of $8,000,000 paid by Lead Fame to Goldfield. The transactions contemplated by the Assignment Agreement closed on September 15, 2013.

Joint Filing Agreement

The joint filing agreement (attached hereto as Exhibit 5) authorizes joint filing for this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Assignment Agreement, dated as of August 31, 2013, by and between Lead Fame International Limited and Goldfield International Investment Ltd.

Exhibit 2:	Loan Agreement, dated as of December 21, 2012, by and between Sino Gas International Holdings, Inc. and Goldfield International Investment Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on December 28, 2012).

Exhibit 3:	Pledge Agreement, dated as of December 21, 2012, by and between Sino Gas International Holdings, Inc. and Goldfield International Investment Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on December 28, 2012).

Exhibit 4:	Convertible Note, dated as of December 21, 2012, originally issued by Sino Gas International Holdings, Inc. to Goldfield International Investment Ltd. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on December 28, 2012).

Exhibit 5:	Joint Filing Agreement dated as of September 25, 2013, between Zhonglin Dai and Lead Fame International Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 25, 2013

LEAD FAME INTERNATIONAL LIMITED

By:	/s/ Zhonglin Dai
Name: Zhonglin Dai
Title: Director

ZHONGLIN DAI

By:	/s/ Zhonglin Dai